UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Flexsteel Industries, Inc.
(Name of Issuer)

Common Stock - $1.00 Par Value
(Title of Class of Securities)

339382103
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 400
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339382103	13D	Page 2 of 12
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

CUSIP No. 339382103	13D	Page 3 of 12
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

CUSIP No. 339382103	13D	Page 4 of 12
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

CUSIP No. 339382103	13D	Page 5 of 12
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

CUSIP No. 339382103	13D	Page 6 of 12
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

CUSIP No. 339382103	13D	Page 7 of 12
(1) NAMES OF REPORTING PERSONS Shawn G. Rice
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
205,804.5 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
205,804.5 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,804.5 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.99%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 5,156,287 shares of Common Stock - $1.00 Par Value outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of Flexsteel Industries, Inc.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on November 13, 2023 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)	Name This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	Jeffrey R. Geygan, a director and controlling shareholder of GVIC;
(iii)	James P. Geygan, who serves as the chief executive officer and a director of GVIC;
(iv)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(v)	Kathleen M. Geygan, who serves as a director of GVIC; and
(vi)	Shawn G. Rice, who serves as a director of GVIC.

GVIC, Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are referred to collectively as the “Reporting Persons.”

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Geygan, and Mr. Rice are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. As each of the Reporting Persons, directly or indirectly, share the power to vote, or direct the voting of, the Common Stock held for the Accounts, and the power to dispose, or to direct the deposition of, the Common Stock held for the Accounts, each may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

(b)	Residence of Business Address The address of the principal business and principal office of each of the Reporting Persons is 1433 N. Water Street, Suite 400, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal occupation of Jeffrey R. Geygan is acting as a director of GVIC.

The principal occupation of James P. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

The principal occupation of Shawn G. Rice is acting as an attorney.

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice are citizens of the United States of America. GVIC is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 205,804.5 shares of Common Stock acquired was approximately $4,174,775.21 (excluding commissions).

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 27, 2024, the Reporting Persons beneficially owned 205,804.5 shares of Common Stock, representing approximately 3.99% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 5,156,287 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024, of the Issuer.

Mr. Jeffrey Geygan, as a director and controlling shareholder of GVIC; Mr. James Geygan, as an officer and director of GVIC; Ms. Wilke, as an officer of GVIC; Ms. Geygan, as a director of GVIC; and Mr. Rice, as a director of GVIC; may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by GVIC, and may be deemed to be the indirect beneficial owner of such shares. Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan, and Mr. Rice disclaim beneficial ownership of such shares for all other purposes.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 28, 2024

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ James P. Geygan
Name: James P. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
James P. Geygan

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Shawn G. Rice
Shawn G. Rice

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 27, 2024. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Transacted	Price per Share
GVIC	07/23/2024	Sale of Common Stock	50	$38.00(1)
GVIC	07/30/2024	Sale of Common Stock	30	$37.26(1)
GVIC	07/30/2024	Sale of Common Stock	355	$33.15(1)
GVIC	08/15/2024	Sale of Common Stock	30	$36.25(1)
Mr. Jeffrey Geygan	08/22/2024	Sale of Common Stock	5	$41.57(1)
GVIC	08/22/2024	Sale of Common Stock	4,109	$41.54(1)
Mr. Jeffrey Geygan	08/23/2024	Sale of Common Stock	400	$41.95(1)
Ms. Kathy Geygan	08/23/2024	Sale of Common Stock	210	$41.95(1)
GVIC	08/23/2024	Sale of Common Stock	34,490	$41.95(1)
Mr. Jeffrey Geygan	08/26/2024	Sale of Common Stock	1,560	$42.23(1)
Mr. James Geygan	08/26/2024	Sale of Common Stock	25	$42.23(1)
GVIC	08/26/2024	Sale of Common Stock	12,115	$42.22(1)
GVIC	08/27/2024	Sale of Common Stock	200	$41.50(1)

______________________

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.